Exhibit 99.2

Financial Information for the Second Quarter Ended June 30, 2017 of Kenon, IC Power and Qoros

Appendix A

Summary Kenon consolidated financial information

 Kenon Holdings Ltd
Unaudited Condensed Consolidated Statements of Financial Position

	As of
	June 30,	December 31
	2017	2016
	$ millions
Current assets
Cash and cash equivalents	366	327
Short-term investments and deposits	54	71
Trade receivables, net	278	284
Other current assets, including derivatives instruments	102	50
Income tax receivable	2	11
Inventories	82	92
Total current assets	884	835
Non-current assets
Investments in associated companies	188	208
Restricted cash	75	36
Income tax receivable and tax claims	107	100
Deposits, loans and other receivables, including derivative instruments	62	60
Deferred taxes, net	24	25
Property, plant and equipment, net	3,507	3,497
Goodwill and intangible assets, net	364	377
Total non-current assets	4,327	4,303
Total assets	5,211	5,138
Current liabilities
Loans and debentures	322	483
Trade payables	226	286
Other payables, including derivative instruments	90	91
Guarantee deposits from customers	61	57
Provisions	43	119
Income tax payable	19	9
Total current liabilities	761	1,045
Non-current liabilities
Loans, excluding current portion	1,912	1,973
Debentures, excluding current portion	1,258	857
Derivative instruments	47	45
Deferred taxes, net	233	225
Trade payables	39	44
Other non-current liabilities	56	55
Total non-current liabilities	3,545	3,199
Total liabilities	4,306	4,244
Equity
Share capital	1,267	1,267
Shareholder transaction reserve	27	27
Translation reserve	(3)	(22)
Capital reserve	12	12
Accumulated deficit	(614)	(603)
Equity attributable to owners of the Company	689	681
Non-controlling interests	216	213
Total equity	905	894
Total liabilities and equity	5,211	5,138

Kenon Holdings Ltd
 Unaudited Condensed Consolidated Statements of Profit or Loss

	For the six months ended		For the three months ended
	June 30 2017	June 30 2016	June 30 2017	June 30 2016
	$ millions		$ millions
Revenue	1,059	853	522	440
Cost of sales and services (excluding depreciation)	(734)	(625)	(366)	(330)
Depreciation	(85)	(72)	(41)	(39)
Gross profit	240	156	115	71
Selling, general and administrative expenses	(76)	(63)	(43)	(34)
Impairment of assets	(20)	(72)	-	(72)
Other income	64	7	51	5
Other expenses	(8)	(2)	(7)	(1)
Operating profit/(loss)	200	26	116	(31)
Financing expenses	(134)	(84)	(72)	(47)
Financing income	18	8	8	4
Financing expenses, net	(116)	(76)	(64)	(43)
Provision of financial guarantees	-	(129)	-	(129)
Share in losses of associated companies, net of tax	(22)	(108)	-	(67)
Profit/(loss) before income taxes	62	(287)	52	(270)
Incomes taxes	(51)	(19)	(31)	(8)
Profit/(loss) for the period	11	(306)	21	(278)
Attributable to:
Kenon’s shareholders	(11)	(315)	9	(280)
Non-controlling interests	22	9	12	2
Profit/(loss) for the period	11	(306)	21	(278)
Basic/Diluted (loss)/profit per share attributable to Kenon’s shareholders (in dollars):
Basic/Diluted (loss)/profit per share	(0.21)	(5.88)	0.17	(5.20)

Kenon Holdings Ltd and subsidiaries
 Unaudited Condensed Consolidated Statements of Cash Flows

	For the six months ended
	June 30 2017	June 30 2016
	$ millions
Cash flows from operating activities
Profit/(loss) for the period	11	(306)
Adjustments:
Depreciation and amortization	92	78
Financing expenses, net	116	76
Share in losses of associated companies, net of tax	22	108
Provision of financial guarantees	-	129
Impairment of assets	20	72
Bad debt expense	2	3
Other capital (gains)/loss, net	(8)	-
Share-based payments	-	1
Income taxes	51	19
	306	180
Change in inventories	9	(35)
Change in trade and other receivables	6	(46)
Change in trade and other payables	(83)	5
Change in provisions and employee benefits	(2)	(40)
	236	64
Income taxes paid, net	(34)	(21)
Net cash provided by operating activities	202	43

Kenon Holdings Ltd and subsidiaries
 Unaudited Condensed Consolidated Statements of Cash Flows, continued

	For the six months ended
	June 30 2017	June 30 2016
	$ millions
Cash flows for investing activities
Proceeds from sale of property, plant and equipment	2	-
Short-term deposits and loans, net	(22)	230
Business combinations, less cash acquired	-	(206)
Investment in associated company	-	(89)
Acquisition of property plant and equipment	(96)	(199)
Acquisition of intangible assets	(2)	(4)
Interest received	3	3
Sale of securities held for trade and available for sale, net	-	6
Payment to release financial guarantee	(72)	-
Energuate purchase adjustment	10	-
Sale of subsidiary, net	1	-
Payment of deferred acquisition consideration	-	(1)
Net cash used in investing activities	(176)	(260)

Cash flows from financing activities
Dividend paid to non-controlling interests in a subsidiary	(15)	(18)
Proceeds from issuance of shares to holders of non-controlling interests in subsidiaries	-	2
Receipt of long-term loans and issuance of debentures	661	603
Repayment of long-term loans and debentures	(397)	(374)
Short-term credit from banks and others, net	(142)	13
Payment of consent fee and early prepayment fee	(6)	(26)
Bond issuance expenses	(11)	(10)
Interest paid	(91)	(59)
Net cash (used in)/provided by financing activities	(1)	131

Increase/(decrease) in cash and cash equivalents	25	(86)
Cash and cash equivalents at the beginning of the period	327	384
Effect of exchange rate fluctuations on balances of cash and cash equivalents	14	3
Cash and cash equivalents at end of the period	366	301

Information regarding reportable segments

Information regarding activities of the reportable segments are set forth in the following table.

	IC Power[1]
	Generation[2]	Distribution	Qoros[3]	Other	Adjustments	Total
	$ Millions
For the six months ended June 30, 2017
Total sales	779	280	—-	—	—	1,059
Adjusted EBITDA[4]	229	48	—	(9)	—	268
Depreciation and amortization	81	11	—	1	—	93
Financing income	(5)	(9)	—	(9)	5	(18)
Financing expenses	108	16	—	15	(5)	134
Other items:
Impairment of assets	20	—	—	—	—	20
Other income	(45)	—	—	—	—	(45)
Share in (profits)/losses of associated companies	—	—	23	(1)	—	22
	159	18	23	6	—	206
Profit/(loss) before taxes	70	30	(23)	(15)	—	62
Income taxes	36	14	—	1	—	51
Profit/(loss) for the period	34	16	(23)	(16)	—	11

1.	The total assets and liabilities of IC Power are $5.0 billion and $4.1 billion at June 30, 2017, respectively.
2.	Includes holding company.
3.	Associated company.
4	Adjusted EBITDA is a non-IFRS measure.

	IC Power[1]
	Generation[2]	Distribution[2]	Qoros[3]	Other	Adjustments	Total
	$ Millions
For the six months ended June 30, 2016
Total sales	621	232	—	—	—	853
Adjusted EBITDA[4]	149	39	—	(12)	—	176

Depreciation and amortization	71	7	—	—	—	78
Financing income	(3)	(2)	—	(8)	5	(8)
Financing expenses	65	13	—	11	(5)	84
Other items:
Impairment of investment in associated company	—	—	—	72	—	72
Provision of financial guarantees	—	—	—	129	—	129
Share in losses of associated companies	—	—	71	37	—	108
	133	18	71	241	—	463
Profit/(loss) before taxes	16	21	(71)	(253)	—	(287)
Income taxes	13	6	—	—	—	19
Profit/(loss) for the period	3	15	(71)	(253)	—	(306)

1.	The total assets and liabilities of IC Power are $4.9 billion and $4.1 billion at June 30, 2016, respectively.
2.	Includes holding company.
3.	Associated company.
4.	Adjusted EBITDA is a non-IFRS measure.

	IC Power[1]
	Generation[2]	Distribution	Qoros[3]	Other	Adjustments	Total
	$ Millions
For the three months ended June 30, 2017
Total sales	382	140	—	—	—	522
Adjusted EBITDA[4]	106	24	—	(6)	—	124
Depreciation and amortization	37	7	—	—	—	44
Financing income	(3)	(2)	—	(6)	3	(8)
Financing expenses	61	7	—	7	(3)	72
Other items:
Impairment of assets	—	—	—	—	—	—
Other income	(36)	—	—	—	—	(36)
Share in (profits)/losses of associated companies	—	—	3	(3)	—	—
	59	12	3	(2)	—	72
Profit/(loss) before taxes	47	12	(3)	(4)	—	52
Income taxes	24	7	—	—	—	31
Profit/(loss) for the period	23	5	(3)	(4)	—	21

1.	The total assets and liabilities of IC Power are $5.0 billion and $4.1 billion at June 30, 2017, respectively.
2.	Includes holding company.
3.	Associated company.
4.	Adjusted EBITDA is a non-IFRS measure.

	IC Power[1]
	Generation[2]	Distribution[2]	Qoros[3]	Other	Adjustments	Total
	$ Millions
For the three months ended June 30, 2016
Total sales	307	133	—	—	—	440
Adjusted EBITDA[4]	63	25	—	(6)	—	82

Depreciation and amortization	36	5	—	—	—	41
Financing income	(3)	—	—	(5)	4	(4)
Financing expenses	42	4	—	5	(4)	47
Other items:
Impairment of investment in associated company	—	—	—	72	—	72
Provision of financial guarantees	—	—	—	129	—	129
Share in losses of associated companies	—	—	46	21	—	67
	75	9	46	222	—	352
Profit/(loss) before taxes	(12)	16	(46)	(228)	—	(270)
Income taxes	3	4	—	1	—	8
Profit/(loss) for the period	(15)	12	(46)	(229)	—	(278)

1.	The total assets and liabilities of IC Power are $4.9 billion and $4.1 billion at June 30, 2016, respectively.
2.	Includes holding company.
3.	Associated company.
4.	Adjusted EBITDA is a non-IFRS measure.

Information regarding associated companies

	Carrying amounts of investment in associated companies		Equity in the net (losses)/ earnings of associated companies		Equity in the net (losses)/ earnings of associated companies
	as of		for the six months ended		for the three months ended
	June 30	December 31	June 30	June 30	June 30	June 30
	2017	2016	2017	2016	2017	2016
	$ millions		$ millions		$ millions
ZIM	84	82	1	(37)	3	(21)
Qoros	95	117	(23)	(71)	(3)	(46)
Others	9	9	—	—	—	—
	188	208	(22)	(108)	—	(67)

Contributions of Principal Operations to Loss attributable to Kenon’s Shareholders

	Six Months ended June 30,		Three Months ended June 30,
	2017	2016	2017	2016
	$ millions		$ millions
IC Power	28	9	16	(4)
Qoros	(23)	(71)	(3)	(46)
ZIM	1	(37)	3	(21)
Impairment of ZIM	-	(72)	-	(72)
Provision of Financial Guarantees	-	(129)	-	(129)
Other	(17)	(15)	(7)	(8)
Loss attributable to Kenon’s shareholders	(11)	(315)	9	(280)

Appendix B

Summary IC Power unaudited consolidated financial information

IC Power’s Consolidated Statement of Income

	Six Months ended June 30,		Three Months ended June 30,
	2017	2016	2017	2016
	$ millions	$ millions	$ millions	$ millions
Sales	1,059	853	522	440
Cost of sales (excluding depreciation and amortization)	(734)	(625)	(367)	(330)
Depreciation and amortization	(85)	(72)	(40)	(39)

Gross profit	240	156	115	71
General, selling and administrative expenses	(66)	(51)	(37)	(27)
Asset write-off	(20)	—	—	—
Other income	56	5	44	3

Operating income	210	110	122	47

Financing expenses	(124)	(78)	(68)	(46)
Financing income	14	5	5	3

Financing expenses, net	(110)	(73)	(63)	(43)

Income before taxes	100	37	59	4

Taxes on income	(50)	(19)	(31)	(7)

Net income for the period	50	18	28	(3)

Attributable to:
Equity holders of the company	28	9	16	(4)
Non-controlling interest	22	9	12	1

Net income for the period	50	18	28	(3)

Operating Income	210	110	122	47
Depreciation and amortization	91	77	43	41
Asset write-off	20	—	—	—
Settlement over liquidated damages	(32)	—	(32)	—
Net gain on Kanan write-off	(8)	—	(8)	—
Working capital adjustment	(10)	—	—	—
Realization of translation effect	5	—	5	—

Adjusted EBITDA[1]	276	187	130	88

1.	Adjusted EBITDA is a non-IFRS measure.

Summary Data from IC Power’s Unaudited Consolidated Statement of Cash Flows

	Six Months Ended June 30,		Three Months Ended June 30,
	2017	2016	2017	2016
	($ millions)
Cash flows provided by operating activities	$214	$55	$108	$58
Cash flows used in investing activities	(103)	(177)	(47)	(121)
Cash flows used in financing activities	(52)	(6)	(54)	(71)
Increase (decrease) in cash and cash equivalents	59	(128)	7	(134)
Cash and cash equivalents at the end of the period	292	234	292	234
Investments in property, plant and equipment	(96)	(199)	(56)	(100)
Total depreciation and amortization	92	77	44	41

Summary Data from IC Power’s Consolidated Statement of Financial Position

	As of
	June 30, 2017	June 30, 2016	December 31, 2016
	($ millions)
Total financial liabilities[1]	$3,239	$2,946	$3,072
Total monetary assets[2]	(346)	(319)	(308)
Total equity attributable to the owners	667	610	622
Total equity	880	817	833
Total assets	4,967	4,711	4,840

1.	Including loans from banks and others and debentures.
2.	Including cash and cash equivalents, short-term deposits and restricted cash.

Appendix C

Definition of IC Power’s Adjusted EBITDA and non-IFRS reconciliation

This press release, including the financial tables, presents Adjusted EBITDA, net debt and net financial liabilities, which are financial metrics considered to be “non-IFRS financial measures.” Non-IFRS financial measures should be evaluated in conjunction with, and are not a substitute for, IFRS financial measures. The non-IFRS financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with IFRS.

IC Power defines “Adjusted EBITDA” as for each period for each entity as net income (loss) before depreciation and amortization, financing expenses, net, income tax expense (benefit), asset write-off, settlement over liquidated damages, net gain on Kanan write-off, working capital adjustment, and release of accumulated translation adjustment. Adjusted EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net income or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS. Adjusted EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. Adjusted EBITDA presents limitations that impair its use as a measure of our profitability since it does not take into consideration certain costs and expenses that result from our business that could have a significant effect on our net income, such as financial expenses, taxes, depreciation, capital expenses and other related charges.

Set forth below is a reconciliation of IC Power’s, and each of its segments’, net income to Adjusted EBITDA for the periods presented. Other companies may calculate Adjusted EBITDA differently, and therefore this presentation of Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

	Six Months Ended June 30, 2017
	($ millions)
	Generation				Distribution	Total
	Peru	Israel	Central America	Other[1]	Guatemala
Net income for the period	72	9	7	(54)	16	50
Depreciation and amortization[2]	35	15	14	17	11	92
Financing expenses, net	39	15	6	43	7	110
Income tax expense	26	3	5	2	14	50
Asset Write-off	-	-	-	20	-	20
Settlement over liquidated damages	(32)	-	-	-	-	(32)
Net gain on Kanan write-off	-	-	1	(9)	-	(8)
Working capital adjustment	-	-	-	(10)	-	(10)
Release of accumulated translation adjustment	-	-	-	5	-	5
Adjusted EBITDA	140	42	33	14	48	277

1.
In addition to the results of certain of IC Power’s generation assets, IC Power’s Other segment also includes expenses and other adjustments relating to its headquarters and intermediate holding companies, including purchase price allocations recorded in connection with IC Power’s acquisition of Energuate, which allocations were recorded by Inkia, one of IC Power’s intermediate holding companies.

2.	Includes depreciation and amortization expenses from general, selling and administrative expenses.

	Three Months Ended June 30, 2017
	($ millions)
	Generation				Distribution	Total
	Peru	Israel	Central America	Other	Guatemala
Net income for the period	50	(2)	-	(24)	4	28
Depreciation and amortization[2]	17	7	6	7	6	43
Financing expenses, net	21	9	4	22	7	63
Income tax expense	20	-	2	2	7	31
Settlement over liquidated damages	(32)	-	-	-	-	(32)
Net gain on Kanan write-off	-	-	1	(9)	-	(8)
Release of accumulated translation adjustment	-	-	-	5	-	5
Adjusted EBITDA	76	14	13	3	24	130

1.
In addition to the results of certain of IC Power’s generation assets, IC Power’s Other segment also includes expenses and other adjustments relating to its headquarters and intermediate holding companies, including purchase price allocations recorded in connection with IC Power’s acquisition of Energuate, which allocations were recorded by Inkia, one of IC Power’s intermediate holding companies.

2.	Includes depreciation and amortization expenses from general, selling and administrative expenses.

	Six Months Ended June 30, 2016
	($ millions)
	Generation				Distribution	Total
	Peru	Israel	Central America	Other[1]	Guatemala
Net income for the period	20	8	3	(28)	15	18
Depreciation and amortization[2]	25	13	16	17	7	78
Financing expenses, net	23	7	7	26	10	73
Income tax expense	8	-	3	2	6	19
Adjusted EBITDA	76	28	29	17	38	188

1.
In addition to the results of certain of IC Power’s generation assets, IC Power’s Other segment also includes expenses and other adjustments relating to its headquarters and intermediate holding companies, including purchase price allocations recorded in connection with IC Power’s acquisition of Energuate, which allocations were recorded by Inkia, one of IC Power’s intermediate holding companies.

2.	Includes depreciation and amortization expenses from general, selling and administrative expenses.

	Three Months Ended June 30, 2016
	($ millions)
	Generation				Distribution	Total
	Peru	Israel	Central America	Other[1]	Guatemala
Net income for the period	4	(5)	-	(14)	12	(3)
Depreciation and amortization[2]	13	7	10	7	4	41
Financing expenses, net	18	5	3	13	4	43
Income tax expense	2	(2)	1	1	5	7
Adjusted EBITDA	37	5	14	7	25	88

1.
In addition to the results of certain of IC Power’s generation assets, IC Power’s Other segment also includes expenses and other adjustments relating to its headquarters and intermediate holding companies, including purchase price allocations recorded in connection with IC Power’s acquisition of Energuate, which allocations were recorded by Inkia, one of IC Power’s intermediate holding companies.

2.	Includes depreciation and amortization expenses from general, selling and administrative expenses.

Appendix D

Summary operational information of IC Power’s generation assets

The following table sets forth summary operational information regarding each of IC Power’s operating companies and associate in its power generation business as of August 30, 2017, according to segment:

Segment	Country	Entity	Ownership Percentage (Rounded)	Fuel	Installed Capacity (MW)[1]	Proportionate Capacity[2]	Type of Asset
Peru	Peru	Kallpa[3]	75%	Natural Gas, hydroelectric	1,608	1,206	Greenfield
	Peru	Samay I	75%	Diesel and Natural Gas	632	474	Greenfield
Israel	Israel	OPC-Rotem	61%	Natural Gas and Diesel	466[4]	284	Greenfield
	Israel	OPC-Hadera[5]	76%	Natural Gas	18	14	Acquired
Central America	Nicaragua	Corinto	65%	HFO	71	46	Acquired
	Nicaragua	Tipitapa Power	65%	HFO	51	33	Acquired
	Nicaragua	Amayo I	61%	Wind	40	24	Acquired
	Nicaragua	Amayo II	61%	Wind	23	14	Acquired
	Guatemala	Puerto Quetzal	100%	HFO	179	179	Acquired
	El Salvador	Nejapa	100%	HFO	140	140	Original Inkia Asset
	Panama	Kanan[6]	100%	—	—	—	—
Other	Bolivia	COBEE	100%	Hydroelectric, Natural Gas	228	228	Original Inkia Asset
	Chile	Central Cardones	87%	Diesel	153	133	Acquired
	Chile	Colmito	100%	Natural Gas and Diesel	58	58	Acquired
	Dominican Republic	CEPP	97%	HFO	67	65	Original Inkia Asset
	Jamaica	JPPC	100%	HFO	60	60	Original Inkia Asset
	Panama	Pedregal[7]	21%	HFO	54	11	Original Inkia Asset

	Total Operating Capacity				3,848	2,969

1.	Reflects 100% of the capacity of each of IC Power’s assets, regardless of ownership interest in the entity that owns each such asset.
2.	Reflects the proportionate capacity of each of IC Power’s assets, as determined by IC Power’s ownership interest in the entity that owns each such asset.
3.	Kallpa merged with CDA in August 2017, with the surviving entity renamed Kallpa Generación SA.
4.	Based on OPC-Rotem’s generation license.
5.
OPC-Hadera also holds a conditional license for the construction of a cogeneration power station in Israel. This station is being developed as a greenfield project (at an expected cost of $250 million, including the acquisition price of OPC-Hadera), based upon a plant with 148 MW of capacity (based on the plant’s generation license). Construction commenced in June 2016 and commercial operations are expected to commence by early 2019.

6.	Kanan’s barges (representing 92 MW) have been placed offline and the assets have been written off as a result of a fire that occurred in April 2017.
7.
Although Pedregal is located in Central America, it is a minority investment. Therefore, from an income statement perspective, it is not part of the Central America segment and Pedregal is only reflected in IC Power’s share in income of associate.

Appendix E

Summary Unaudited Financial Information of IC Power’s Subsidiaries and Associated Company

	Three Months Ended June 30, 2017
Entity	Ownership Interest (%)	Sales	Cost of Sales	Adjusted EBITDA[1]	Outstanding Debt[2]	Net Debt[3]
		($ millions)
GENERATION
Peru segment
Kallpa	75	$117	$65	$41	$412	$372
CDA	75	29	8	27	585	568
Samay I	75	25	21	8	349	314
Israel segment
OPC-Rotem	61	79	62	14	392	367
OPC-Hadera	76	5	6	—	119	58
Central America segment
ICPNH[4]	61-65	24	18	4	79	68
Puerto Quetzal	100	14	12	2	19	14
Nejapa	100	23	17	4	3	(7)
Cenérgica	100	7	6	1	—	(1)
Kanan	100	19	18	2	41	33
Guatemel	100	3	1	—	—	(2)
Other segment
COBEE	100	11	5	6	83	66
Central Cardones	87	3	—	2	33	29
Colmito	100	6	5	1	16	15
CEPP	97	7	5	1	11	10
JPPC	100	13	11	2	2	(3)
Surpetroil[5]	60	—	—	—	—	(1)
RECSA	100	1	—	—	5	4
Holdings[6]
IC Power Distribution Holdings	100	—	—	—	—	—
Inkia & Other[7]	100	—	—	(4)	448	422
IC Power & Other[8]	100	—	—	(5)	201	140
DISTRIBUTION
DEORSA	93	63	50	13	183	176
DEOCSA	91	77	61	11	258	251
Eliminations		(4)	(4)	-	-	-
TOTAL		$522	$367	$130	$3,239	$2,893

1.
Adjusted EBITDA for each entity for the period is defined as net income (loss) before depreciation and amortization, financing expenses, net, income tax expense (benefit), asset write-off, settlement over liquidated damages, net gain on Kanan write-off, working capital adjustment and release of accumulated translation adjustment.

2.	Includes short-term and long-term debt and excludes loans and notes owed to Kenon.
3.
Net debt is defined as total debt attributable to each of IC Power’s subsidiaries, excluding debt owed to Kenon, minus the cash and short term deposits and restricted cash of such companies. Net debt is not a measure of liabilities in accordance with IFRS. The tables below set forth a reconciliation of net debt to total debt for IC Power’s subsidiaries.

4.	Through ICPNH, IC Power indirectly holds 65% interests in Corinto and Tipitapa Power and 61% interests in Amayo I and Amayo II.
5.	In April 2017, IC Power sold its 60% interest in Surpetroil.
6.
In addition to the results of certain of IC Power’s generation assets, IC Power’s Other segment also includes expenses and other adjustments relating to its headquarters and intermediate holding companies, including purchase price allocations recorded in connection with IC Power’s acquisition of Energuate, which allocations were recorded by Inkia, one of IC Power’s intermediate holding companies.

7.	Outstanding debt includes $448 million of debt of Inkia.
8.
Includes $12 million of IC Power’s outstanding debt, $90 million of OPC’s bonds and $99 million of debt of IC Power’s subsidiary Overseas Investment Peru. OPC’s net debt as of June 30, 2017 is $61 million.

The following tables set forth a reconciliation of net income (loss) to Adjusted EBITDA for IC Power’s subsidiaries for the three months ended June 30, 2017:
	Kallpa	CDA	Samay I	OPC-Rotem	OPC-Hadera	ICPN	Puerto Quetzal
	($ millions)
Net income (loss)	$18	$31	$1	$(2)	$—	$—	$—
Depreciation and amortization	9	5	3	8	(1)	2	2
Finance expenses, net	7	10	4	9	—	2	—
Income tax expense (benefit)	7	13	—	(1)	1	—	—
Settlement over liquidated damages	—	(32)	—	—	—	—	—
Adjusted EBITDA	$41	$27	$8	$14	$—	$4	$2

	Nejapa	Cenérgica	Kanan	Guatemel	COBEE	Central Cardones	Colmito
	($ millions)
Net income (loss)	$2	$—	$(2)	$—	$2	$—	$—
Depreciation and amortization	1	—	1	—	2	1	1
Finance expenses, net	—	—	2	—	1	1	—
Income tax expense	1	1	—	—	1	—	—
Net gain on Kanan write-off	—	—	1	—	—	—	—
Adjusted EBITDA	$4	$1	$2	$—	$6	$2	$1

	CEPP	JPPC	Surpetroil[1]	RECSA	IC Power Distribution Holdings	Inkia & Other	IC Power & Other
		($ millions)
Net income (loss)	$1	$1	$—	$—	$(1)	$(12)	$(15)
Depreciation and amortization	—	1	—	—	—	2	—
Finance expenses, net	—	—	—	—	1	9	10
Income tax expense (benefit)	—	—	—	—	—	1	—
Net gain on Kanan write-off	—	—	—	—	—	(9)	—
Working capital adjustment	—	—	—	—	—	—	—
Release of accumulated translation adjustment	—	—	—	—	—	5	—
Adjusted EBITDA	$1	$2	$—	$—	$—	$(4)	$(5)

1. In April 2017, IC Power sold its 60% interest in Surpetroil.

	DEOCSA	DEORSA	IC Power Total
	($ millions)
Net income (loss)	$2	$2	$28
Depreciation and amortization	3	3	43
Finance expenses, net	3	4	63
Income tax expense	3	4	31
Settlement over liquidated damages	—	—	(32)
Net gain on Kanan write-off	—	—	(8)
Release of accumulated translation adjustment	—	—	5
Adjusted EBITDA	$11	$13	$130

The tables below set forth a reconciliation of net debt to total debt for IC Power’s subsidiaries as of June 30, 2017.

	Kallpa	CDA	Samay I	OPC-Rotem	OPC-Hadera	ICPNH	Puerto Quetzal	Nejapa	Cenérgica	Kanan
	($ millions)
Total debt	$412	$585	$349	$392	$119	$79	$19	$3	$—	$41
Cash	40	17	35	25	61	11	5	10	1	8

Net Debt	$372	$568	$314	$367	$58	$68	$14	$(7)	$(1)	$33

	Guatemel	COBEE	Central Cardones	Colmito	CEPP	JPPC	Surpetroil[1]	RECSA	IC Power Distribution Holdings	Inkia & Other
	($ millions)
Total debt	$—	$83	$33	$16	$11	$2	$-	$5	$—	$448
Cash	2	17	4	1	1	5	1	1	—	26

Net Debt	$(2)	$66	$29	$15	$10	$(3)	$(1)	$4	$—	$422

1. In April 2017, IC Power sold its 60% interest in Surpetroil.

	IC Power & Other	DEOCSA	DEORSA	Total IC Power
	($ millions)
Total debt	$201	$258	$183	$3,239
Cash	61	7	7	346

Net debt	$140	$251	$176	$2,893

The following table sets forth summary financial information for IC Power’s generation subsidiaries and associates for the three months ended June 30, 2016:

	Three Months Ended June 30, 2016
Entity	Ownership Interest (%)	Sales	Cost of Sales	Adjusted EBITDA[1]	Outstanding Debt[2]	Net Debt[3]
		($ millions)
GENERATION
Peru segment
Kallpa	75	$107	$69	$33	$417	$402
CDA	75	—	—	—	597	583
Samay I	75	8	4	4	339	324
Israel segment
OPC-Rotem	80	69	62	4	373	326
OPC-Hadera	100	4	5	1	—	(16)
Central America segment
ICPNH[4]	61-65	21	12	6	92	78
Puerto Quetzal	100	16	14	1	19	11
Nejapa	100	21	18	3	—	(11)
Cenérgica	100	5	5	1	—	(2)
Kanan	100	17	14	3	60	55
Guatemel	100	2	1	—	—	(1)
Other segment
COBEE	100	10	4	6	69	44
Central Cardones	87	4	—	2	40	35
Colmito	100	6	5	1	17	16
CEPP	97	7	5	2	12	9
JPPC	100	8	8	(1)	7	4
Surpetroil	—	2	2	—	3	3
RECSA	100	—	—	1	3	2
Holdings[5]
IC Power Distribution Holdings	100	—	—	—	119	119
Inkia & Other[6]	100	—	—	(1)	448	374
IC Power, OPC & Other[7]	100	—	—	(3)	66	21
DISTRIBUTION
DEORSA	93	61	45	14	103	96
DEOCSA	91	72	57	11	159	152
TOTAL		$440	$330	$88	$2,943	$2,624

1.	“Adjusted EBITDA” for each entity for the period is defined as net income (loss) before depreciation and amortization, financing expenses, net, and income tax expense (benefit).
2.	Includes short-term and long-term debt and excludes loans and notes owed to our parent company.
3.
Net debt is defined as total debt attributable to each of IC Power’s subsidiaries, excluding debt owed to our parent company, minus the cash and short term deposits and restricted cash of such companies. Net debt is not a measure of liabilities in accordance with IFRS. The tables below set forth a reconciliation of net debt to total debt for IC Power’s subsidiaries.

4.	Through ICPNH, IC Power indirectly holds 65% interests in Corinto and Tipitapa Power and 61% interests in Amayo I and Amayo II.
5.	Outstanding debt includes $448 million of debt of Inkia.
6.	Includes $12 million of IC Power’s outstanding debt and $54 million of OPC’s debt.

The following tables set forth a reconciliation of net income (loss) to Adjusted EBITDA for IC Power’s subsidiaries for the three months ended June 30, 2016:

	Kallpa	CDA	Samay I	OPC	AIE	ICPNH	Puerto Quetzal
	($ millions)
Net income (loss)	$2	$1	$1	$(5)	$—	$2	$—
Depreciation and amortization	12	—	1	6	1	2	1
Finance expenses, net	17	—	1	5	—	2	—
Income tax expense (benefit)	2	(1)	1	(2)	—	—	—
Adjusted EBITDA	$33	$—	$4	$4	$1	$6	$1

	Nejapa	Cenérgica	Kanan	Guatamel	COBEE	Central Cardones	Colmito
	($ millions)
Net income (loss)	$1	$1	$(4)	$—	$3	$1	$(1)
Depreciation and amortization	1	—	6	—	1	1	1
Finance expenses, net	—	—	1	—	1	—	1
Income tax expense	1	—	—	—	1	—	—
Adjusted EBITDA	$3	$1	$3	$—	$6	$2	$1

	CEPP	JPPC	Surpetroil	RECSA	IC Power Distribution Holdings	Inkia & Other	IC Power & Other
	($ millions)
Net income (loss)	$1	$(1)	$(1)	$—	$(2)	$(7)	$(7)
Depreciation and amortization	1	1	1	1	—	—	—
Finance expenses, net	—	—	—	—	2	5	4
Income tax expense (benefit)	—	(1)	—	—	—	1	—
Adjusted EBITDA	$2	$(1)	$—	$1	$—	$(1)	$(3)
	DEOCSA	DEORSA	IC Power Total
	($ millions)
Net income (loss)	$5	$7	$(3)
Depreciation and amortization	2	2	41
Finance expenses, net	2	2	43
Income tax expense	2	3	7
Adjusted EBITDA	$11	$14	$88

The tables below set forth a reconciliation of net debt to total debt for IC Power’s subsidiaries as of June 30, 2016.

	Kallpa	CDA	Samay I	OPC	AIE	ICPNH	Puerto Quetzal	Nejapa	Cenérgica	Kanan
	($ millions)
Total debt	$417	$597	$339	$373	$—	$92	$19	$—	$—	$60
Cash	15	14	15	47	16	14	8	11	2	5
Net Debt	$402	$583	$324	$326	$(16)	$78	$11	$(11)	$(2)	$55

	Guatemel	COBEE	Central Cardones	Colmito	CEPP	JPPC	Surpetroil	RECSA	IC Power Distribution Holdings	Inkia & Other
	($ millions)
Total debt	$—	$69	$40	$17	$12	$7	$3	$3	$119	$448
Cash	1	25	5	1	3	3	—	1	—	74
Net Debt	$(1)	$44	$35	$16	$9	$4	$3	$2	$119	$374

	IC Power & Other	DEOCSA	DEORSA	Total IC Power
			($ millions)
Total debt	$66	$159	$103	2,943
Cash	45	7	7	319
Net debt	21	152	96	2,624

Appendix F

Summary of Qoros’ Unaudited Condensed Consolidated Financial Information

Qoros’ Condensed Consolidated Statement of Profit or Loss

	For the six months ended		For the three months ended
In millions of RMB	June 30 2017	June 30 2016	June 30 2017	June 30 2016

Revenue	677	1,111	272	599
Cost of sales	(850)	(1,352)	(374)	(741)

Gross profit	(173)	(241)	(102)	(142)
Other income	308	31	298	11
Research and development expenses	(80)	(82)	(42)	(51)
Selling, general and administrative expenses	(200)	(402)	(101)	(256)
Other expenses	(9)	(7)	(1)	(4)
(Loss)/Profit from operation	(154)	(701)	52	(442)
Finance income	6	50	1	23
Finance costs	(177)	(239)	(95)	(163)
Net finance cost	(171)	(189)	(94)	(140)
Loss for the period	(325)	(890)	(42)	(582)

Qoros’ Consolidated Statement of Financial Position

	At June 30	At December 31
In millions of RMB	2017	2016
Assets
Property, plant and equipment	4,102	4,219
Intangible assets	4,310	4,323
Prepayments for purchase of equipment	7	1
Lease prepayments	197	199
Trade and other receivables	92	92
Pledged deposits	—	8
Equity-accounted investees	2	2
Non-current assets	8,710	8,844
Inventories	222	322
VAT recoverable	856	808
Trade and other receivables	37	60
Prepayments	19	13
Available for sale financial assets	—	100
Pledged deposits	35	36
Cash and cash equivalents	258	465

Current assets	1,427	1,804
	10,656	10,656
Total assets	10,137	10,648

Equity
Paid-in capital	10,425	10,425
Reserves	53	53
Accumulated losses	(10,358)	(10,032)

Total equity	120	446

Liabilities
Loans and borrowings	4,337	4,249
Deferred income	167	412
Trade and other payables	111	112
Provision	58	56

Non-current liabilities	4,673	4,829

Loans and borrowings	2,724	2,641
Trade and other payables	2,605	2,685
Deferred income	15	47

Current liabilities	5,344	5,373

Total liabilities	10,017	10,202

Total equity and liabilities	10,137	10,648

Appendix G

Definition of Qoros’ Adjusted EBITDA and non-IFRS Reconciliation

This press release presents the Adjusted EBITDA of Qoros, which is a financial metric considered to be a “non-IFRS financial measure.” Non-IFRS financial measures should be evaluated in conjunction with, and are not a substitute for, IFRS financial measures. The non-IFRS financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with IFRS.

Qoros defines “Adjusted EBITDA” for each period as net loss for the period, excluding net finance costs, depreciation and amortization and other income relating to license rights. Adjusted EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net income or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS. Adjusted EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. Adjusted EBITDA presents limitations that impair its use as a measure of our profitability since it does not take into consideration certain costs and expenses that result from our business that could have a significant effect on our net income, such as financial expenses, taxes, depreciation, capital expenses and other related charges.

Qoros believes that the disclosure of Adjusted EBITDA provides transparent and useful information to investors and financial analysts in their review of Qoros’ operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

Set forth below is a reconciliation of Qoros’ net loss to Adjusted EBITDA for the periods presented. Other companies may calculate Adjusted EBITDA differently, and therefore this presentation of Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

	For the six months ended		For the three months ended
In millions of RMB	30 June 2017	30 June 2016	30 June 2017	30 June 2016
Net loss for the period	(325)	(890)	(42)	(582)
Net finance costs	171	189	94	140
Depreciation and Amortization	203	359	86	231
Other income – license rights	(270)	-	(263)	-
Adjusted EBITDA	(221)	(342)	(125)	(211)